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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53997

MoneyOnMobile, Inc.
(Exact Name of Registrant as Specified in Its Charter)

500 North Akard Street, Suite 2850,
Dallas, Texas 75201
(214) 758-8600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

NOTE: The Company is withdrawing its Form 15 filed on August 22, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 27, 2018	By:	/s/ Scott S. Arey
Scott S. Arey Chief Financial Officer